Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046

December 14, 2012

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hercules Offshore, Inc. Form 10-K Filed March 1, 2012 File No. 0-51582
Dear Mr. Skinner:
Set forth below are responses of Hercules Offshore, Inc. to the Staff’s comments in your letter dated December 7, 2012. For your convenience, we have repeated the comment of the Staff as set forth in the Comment Letter and provided our response to such comment.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data, page 71

Notes to Consolidated Financial Statements, page 78

Note 2. Significant Accounting Policies, page 78

Property and Equipment, page 81

1.
Disclosure under this section indicates that you perform your impairment evaluation by asset group. Supplementally, tell us your specific asset groups and explain, in reasonable detail, how these asset groups have been identified. As part of your response, explain how your identification of asset groups complies with the guidance in FASB ASC paragraph 360-10-35-28. In this regard, explain how you have determined that the asset groups represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

U.S. Securities and Exchange Commission

Response:

Management considers the following asset groups when evaluating our rigs and liftboats for impairment:

•	U.S. Gulf of Mexico jackup rigs (marketable assets)

•	International jackup rigs (marketable assets)

•	Inland barge drilling rigs (marketable assets)

•	U.S. Gulf of Mexico liftboats (marketable assets)

•	International liftboats (marketable assets)

Any material asset that is not included in one of the previous asset groups is assessed for impairment individually if impairment indicators are identified. Although previously we have not recorded an impairment charge within the asset groups identified above, if an impairment was identified at an asset group level, the impairment would be allocated within the specific asset group on a pro rata basis using the relative carrying amounts of those assets in accordance with FASB ASC paragraph 360-10-35-28.

Management believes these asset groups represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The assets included in these asset groups are relatively similar in design, they perform the same services, and the assets are typically interchangeable within the asset group and, therefore, the cash flows cannot be directly attributed to a specific asset.

This consideration is based on our determination that we have three distinct sets of assets: (a) jackup rigs, (b) inland barge rigs and (c) liftboats. Our jackup rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. These assets provide drilling services in water depths ranging from 85 to 350 feet. Conversely, our inland barge rigs are mobile drilling platforms that are built to work in seven to 20 feet of water. Finally, our liftboats are self-propelled vessels with legs that can be lowered to the ocean floor until a foundation is established to support a work platform. Our liftboats do not contain a drilling package and, therefore, are not equipped to perform drilling operations. These three sets of assets generate cash flows that are independent of each other.

For purposes of testing for impairment, we further analyzed these three asset groups and determined that the cash flows generated by our jackup rigs and our liftboats should be further bifurcated between assets operated in the U.S. Gulf of Mexico and assets operated internationally. When comparing our domestic and international regions, our assets operated domestically frequently have separate customer bases and a different employee base, and the interchangeability of the assets is less direct. For example, if a domestic jackup rig needed to undergo repairs, we could substitute another domestic rig for the client. However, although we mobilize our rigs to other regions from time to time, the cost of mobilizing an international rig to the U.S. Gulf of Mexico would be more costly; therefore, the rigs are not as directly interchangeable.

U.S. Securities and Exchange Commission

2.
Disclosure under this section also indicates that, when analyzing your assets for impairment, you separate your marketable assets from your non-marketable assets. Supplementally, explain to us, in reasonable detail, how you determine whether an asset is marketable or non-marketable. Additionally, explain to us specifically how this separation impacts your impairment analysis, including how this separation impacts your determination of asset groupings.

Response:

An asset is considered “marketable”, whether it is contracted, warm-stacked or cold-stacked, if the asset is actively being marketed or is reasonably expected to be marketed in the foreseeable future.

Our industry is extremely cyclical and, depending on commodity prices, resource allocation, customer success, and other economic factors, our assets can experience significant changes in utilization and levels of cash flows. In times of low utilization and cash flow generation, management has the flexibility to stack portions of our asset fleet, in order to reduce costs until market conditions improve. If we proactively cold-stack an asset to temporarily reduce costs but it is reasonably likely that the asset will be marketed again in the future, this rig remains in our marketable asset group.

However, if it is ultimately determined that it is not reasonably likely that the asset will be marketed again in the future, the asset is removed from its respective asset group, immediately analyzed for impairment and written down to fair value.

The separation of our asset groups forms the basis of our impairment analysis. We regularly evaluate our asset groups for indicators of impairment. When indicators of impairment are identified, the determination of recoverability is made based upon the estimated undiscounted future net cash flows of the related asset group being evaluated. If the asset group’s carrying values exceed their undiscounted cash flows, an actual impairment charge is recorded using an estimate of discounted future cash flows.

3.	Please provide us with a schedule that shows, for each of your jackup drilling rigs, other drilling rigs, barge drilling rigs and liftboats, the following information:

•	Rig name;

•	Location;

•	Status;

•	For cold stacked rigs, length of time in that status;

•	Reporting segment to which it is assigned;

•	Asset group to which it is assigned for impairment evaluation purposes;

•	Classification as marketable or non-marketable;

•	Rig carrying value;

•	Whether, and, if so, when, asset was last tested for impairment, and;

•	For assets tested for impairment, results of the most recent tests.

U.S. Securities and Exchange Commission

Response:

Please see Appendix A which includes a schedule that provides the information requested.

Further, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses are satisfactory. If you have further comments or questions, please do not hesitate to contact me at (713) 350-8315 with any questions about these matters.

Sincerely,

/s/ Stephen M. Butz
Stephen M. Butz
Senior Vice President and Chief Financial Officer

Appendix A (in millions)
No.	Rig Name	Location	Status (a)	Year Cold Stacked	Asset Pool	9/30/2012 Carrying Value	Most Recent Review For Impairment Indicators (Step 1)	Most Recent Test of Recoverability (Step 2)	Impairment Recorded
U.S. Gulf of Mexico Jackup Rigs (reporting segment: Domestic Offshore)
1	Hercules 120	U.S. GOM	Contracted	n/a	Marketable	$11.7	9/12	—	$—
2	Hercules 150	U.S. GOM	Contracted	n/a	Marketable	45.0	9/12	—	—
3	Hercules 173	U.S. GOM	Contracted	n/a	Marketable	9.5	9/12	—	—
4	Hercules 200	U.S. GOM	Contracted	n/a	Marketable	36.2	9/12	—	—
5	Hercules 201	U.S. GOM	Contracted	n/a	Marketable	39.5	9/12	—	—
6	Hercules 202	U.S. GOM	Contracted	n/a	Marketable	36.1	9/12	—	—
7	Hercules 204	U.S. GOM	Contracted	n/a	Marketable	40.3	9/12	—	—
8	Hercules 205	U.S. GOM	Contracted	n/a	Marketable	34.1	9/12	—	—
9	Hercules 209	U.S. GOM	Contracted	n/a	Marketable	7.8	9/12	—	—
10	Hercules 212	U.S. GOM	Contracted	n/a	Marketable	15.5	9/12	—	—
11	Hercules 213	U.S. GOM	Contracted	n/a	Marketable	12.2	9/12	—	—
12	Hercules 214	U.S. GOM	Contracted	n/a	Marketable	14.1	9/12	—	—
13	Hercules 251	U.S. GOM	Contracted	n/a	Marketable	35.1	9/12	—	—
14	Hercules 253	U.S. GOM	Contracted	n/a	Marketable	39.2	9/12	—	—
15	Hercules 263	U.S. GOM	Contracted	n/a	Marketable	23.9	9/12	—	—
16	Hercules 264	U.S. GOM	Contracted	n/a	Marketable	14.3	9/12	—	—
17	Hercules 265	U.S. GOM	Contracted	n/a	Marketable	20.2	9/12	—	—
18	Hercules 300	U.S. GOM	Contracted	n/a	Marketable	20.4	9/12	—	—
19	Hercules 350	U.S. GOM	Contracted	n/a	Marketable	90.8	9/12	—	—
20	Hercules 85	U.S. GOM	Cold Stacked	Jan 2009	Marketable	4.3	9/12	—	—
21	Hercules 153	U.S. GOM	Cold Stacked	Jan 2009	Marketable	31.5	9/12	—	—
22	Hercules 203	U.S. GOM	Cold Stacked	June 2009	Marketable	35.9	9/12	—	—
23	Hercules 206	U.S. GOM	Cold Stacked	Dec 2009	Marketable	33.5	9/12	—	—
24	Hercules 250	U.S. GOM	Cold Stacked	Dec 2009	Marketable	26.3	9/12	—	—
25	Hercules 75	U.S. GOM	Cold Stacked	Jan 2009	Non-marketable	$1.6	9/12	—	$—
26	Hercules 77	U.S. GOM	Cold Stacked	Jan 2009	Non-marketable	1.5	9/12	—	—
27	Hercules 207	U.S. GOM	Cold Stacked	Jan 2009	Non-marketable	3.3	9/12	12/10	37.3
28	Hercules 211	U.S. GOM	Cold Stacked	Jan 2009	Non-marketable	3.2	9/12	12/10	0.6
29	Hercules 2002	U.S. GOM	Cold Stacked	Oct 2008	Non-marketable	1.4	9/12	—	—
30	Hercules 2003	U.S. GOM	Cold Stacked	Feb 2009	Non-marketable	1.4	9/12	—	—
31	Hercules 2500	U.S. GOM	Cold Stacked	Feb 2009	Non-marketable	1.4	9/12	—	—
32	Hercules 101	U.S. GOM	Sold 2012	n/a	Non-marketable	n/a	12/10	12/10	1.9
33	Hercules 152	U.S. GOM	Sold 2011	n/a	Non-marketable	n/a	12/10	12/10	35.6
34	Hercules 257	U.S. GOM	Sold 2012	n/a	Non-marketable	n/a	12/10	12/10	9.3

(a) Data obtained from our Monthly Rig Fleet Status Report as of November 28, 2012.
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Appendix A (in millions)
No.	Rig Name	Location	Status (a)	Year Cold Stacked	Asset Pool	9/30/2012 Carrying Value	Most Recent Review For Impairment Indicators (Step 1)	Most Recent Test of Recoverability (Step 2)	Impairment Recorded
International Jackup Rigs (reporting segment: International Offshore)
1	Hercules 170	Bahrain	Warm Stacked	n/a	Marketable	$23.9	9/12	—	$—
2	Hercules 208	Indonesia	Contracted	n/a	Marketable	46.4	9/12	—	—
3	Hercules 260	Cameroon	Contracted	n/a	Marketable	82.2	9/12	—	—
4	Hercules 261	Saudi Arabia	Contracted	n/a	Marketable	136.0	9/12	—	—
5	Hercules 262	Saudi Arabia	Contracted	n/a	Marketable	125.0	9/12	—	—
6	Hercules 266	Saudi Arabia	Contracted	n/a	Marketable	61.6	9/12	—	—
7	Hercules 156	Bahrain	Cold Stacked	Dec 2010	Non-marketable	$4.3	9/12	12/10	$38.0
8	Hercules 258	Malaysia	Cold Stacked	Oct 2012	Non-marketable	1.5	9/12	9/12	35.2
Inland Barge Drilling Rigs (reporting segment: Inland)
1	Hercules 17	U.S. GOM	Ready Stacked	n/a	Marketable	$13.8	9/12	—	$—
2	Hercules 41	U.S. GOM	Contracted	n/a	Marketable	14.1	9/12	—	—
3	Hercules 49	U.S. GOM	Contracted	n/a	Marketable	13.7	9/12	—	—
4	Hercules 19	U.S. GOM	Cold Stacked	Jan 2009	Marketable	0.1	9/12	—	—
5	Hercules 48	U.S. GOM	Cold Stacked	Mar 2009	Marketable	12.9	9/12	—	—
6	Hercules 55	U.S. GOM	Cold Stacked	Mar 2009	Marketable	13.5	9/12	—	—
7	Hercules 64	U.S. GOM	Cold Stacked	Mar 2009	Marketable	11.0	9/12	—	—
8	Hercules 01	U.S. GOM	Cold Stacked	Oct 2008	Non-marketable	$0.1	9/12	—	$—
9	Hercules 11	U.S. GOM	Cold Stacked	Feb 2009	Non-marketable	0.1	9/12	—	—
10	Hercules 15	U.S. GOM	Cold Stacked	Dec 2008	Non-marketable	0.1	9/12	—	—
11	Hercules 27	U.S. GOM	Cold Stacked	Jan 2009	Non-marketable	0.5	9/12	—	—
12	Hercules 28	U.S. GOM	Cold Stacked	May 2008	Non-marketable	0.1	9/12	—	—
13	Hercules 46	U.S. GOM	Cold Stacked	Jan 2009	Non-marketable	0.1	9/12	—	—
14	Hercules 52	U.S. GOM	Cold Stacked	Jan 2009	Non-marketable	0.1	9/12	—	—
15	Hercules 57	U.S. GOM	Cold Stacked	Jan 2009	Non-marketable	0.1	9/12	—	—

(a) Data obtained from our Monthly Rig Fleet Status Report as of November 28, 2012.
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Appendix A (in millions)
No.	Rig Name	Location	Status (a)	Year Cold Stacked	Asset Pool	9/30/2012 Carrying Value	Most Recent Review For Impairment Indicators (Step 1)	Most Recent Test of Recoverability (Step 2)	Impairment Recorded
U.S. Gulf of Mexico Liftboats (reporting segment - Domestic Liftboats)
1	Albacore	U.S. GOM	Actively Marketed	n/a	Marketable	$0.9	9/12	—	$—
2	Barracuda	U.S. GOM	Actively Marketed	n/a	Marketable	0.4	9/12	—	—
3	Blue Runner	U.S. GOM	Actively Marketed	n/a	Marketable	0.9	9/12	—	—
4	Bull Shark	U.S. GOM	Actively Marketed	n/a	Marketable	4.5	9/12	—	—
5	Carp	U.S. GOM	Actively Marketed	n/a	Marketable	0.6	9/12	—	—
6	Cobia	U.S. GOM	Actively Marketed	n/a	Marketable	0.4	9/12	—	—
7	Dolphin	U.S. GOM	Actively Marketed	n/a	Marketable	0.5	9/12	—	—
8	Gar	U.S. GOM	Actively Marketed	n/a	Marketable	0.5	9/12	—	—
9	Grouper	U.S. GOM	Actively Marketed	n/a	Marketable	0.8	9/12	—	—
10	Hammerhead	U.S. GOM	Actively Marketed	n/a	Marketable	0.9	9/12	—	—
11	Herring	U.S. GOM	Actively Marketed	n/a	Marketable	0.3	9/12	—	—
12	Jackfish	U.S. GOM	Actively Marketed	n/a	Marketable	3.7	9/12	—	—
13	Leatherjack	U.S. GOM	Actively Marketed	n/a	Marketable	5.7	9/12	—	—
14	Man-O-War	U.S. GOM	Actively Marketed	n/a	Marketable	4.9	9/12	—	—
15	Manta Ray	U.S. GOM	Actively Marketed	n/a	Marketable	0.9	9/12	—	—
16	Marlin	U.S. GOM	Actively Marketed	n/a	Marketable	0.3	9/12	—	—
17	Moray	U.S. GOM	Actively Marketed	n/a	Marketable	1.0	9/12	—	—
18	Pike	U.S. GOM	Actively Marketed	n/a	Marketable	0.8	9/12	—	—
19	Pompano	U.S. GOM	Actively Marketed	n/a	Marketable	0.8	9/12	—	—
20	Rainbow Runner	U.S. GOM	Actively Marketed	n/a	Marketable	5.5	9/12	—	—
21	Rockfish	U.S. GOM	Actively Marketed	n/a	Marketable	0.8	9/12	—	—
22	Sailfish	U.S. GOM	Actively Marketed	n/a	Marketable	1.3	9/12	—	—
23	Sandshark	U.S. GOM	Actively Marketed	n/a	Marketable	1.1	9/12	—	—
24	Sea Robin	U.S. GOM	Actively Marketed	n/a	Marketable	1.0	9/12	—	—
25	Sea Trout	U.S. GOM	Actively Marketed	n/a	Marketable	0.6	9/12	—	—
26	Seabass	U.S. GOM	Actively Marketed	n/a	Marketable	1.3	9/12	—	—
27	Stingray	U.S. GOM	Actively Marketed	n/a	Marketable	0.6	9/12	—	—
28	Swordfish	U.S. GOM	Actively Marketed	n/a	Marketable	4.2	9/12	—	—
29	Tarpon	U.S. GOM	Actively Marketed	n/a	Marketable	0.3	9/12	—	—
30	Tilapia	U.S. GOM	Actively Marketed	n/a	Marketable	0.8	9/12	—	—
31	Triggerfish	U.S. GOM	Actively Marketed	n/a	Marketable	2.1	9/12	—	—
32	Wahoo	U.S. GOM	Actively Marketed	n/a	Marketable	2.4	9/12	—	—

(a) Data obtained from our Monthly Rig Fleet Status Report as of November 28, 2012.
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Appendix A (in millions)
No.	Rig Name	Location	Status (a)	Year Cold Stacked	Asset Pool	9/30/2012 Carrying Value	Most Recent Review For Impairment Indicators (Step 1)	Most Recent Test of Recoverability (Step 2)	Impairment Recorded
33	Wolffish	U.S. GOM	Cold Stacked	May 2008	Non-marketable	$0.7	9/12	—	$—
34	Corina	U.S. GOM	Cold Stacked	Apr 2011	Non-marketable	1.3	9/12	—	—
35	Mahi Mahi	U.S. GOM	Cold Stacked	May 2011	Non-marketable	0.9	9/12	—	—
36	Palometa	U.S. GOM	Cold Stacked	May 2008	Non-marketable	0.7	9/12	—	—
37	Remora	U.S. GOM	Cold Stacked	Apr 2011	Non-marketable	1.4	9/12	—	—
38	Sea Bream	U.S. GOM	Cold Stacked	May 2012	Non-marketable	0.8	9/12	—	—
39	Skipfish	U.S. GOM	Cold Stacked	May 2009	Non-marketable	0.6	9/12	—	—
International Liftboats (reporting segment: International Liftboats)
1	Amberjack	U.A.E.	Actively Marketed	n/a	Marketable	$3.4	9/12	—	$—
2	Black Jack	Nigeria	Actively Marketed	n/a	Marketable	12.9	9/12	—	—
3	Black Marlin	Nigeria	Actively Marketed	n/a	Marketable	6.6	9/12	—	—
4	Blue Shark	Nigeria	Actively Marketed	n/a	Marketable	12.7	9/12	—	—
5	Creole Fish	Nigeria	Actively Marketed	n/a	Marketable	7.0	9/12	—	—
6	Cutlass Fish	Nigeria	Actively Marketed	n/a	Marketable	7.1	9/12	—	—
7	Oilfish	Nigeria	Actively Marketed	n/a	Marketable	3.7	9/12	—	—
8	Pilotfish	Nigeria	Actively Marketed	n/a	Marketable	2.3	9/12	—	—
9	Rudderfish	Nigeria	Actively Marketed	n/a	Marketable	2.4	9/12	—	—
10	Scamp	Nigeria	Actively Marketed	n/a	Marketable	2.6	9/12	—	—
11	Solefish	Nigeria	Actively Marketed	n/a	Marketable	4.5	9/12	—	—
12	Tapertail	Nigeria	Actively Marketed	n/a	Marketable	3.7	9/12	—	—
13	Tiger Shark	Nigeria	Actively Marketed	n/a	Marketable	9.1	9/12	—	—
14	Tigerfish	Nigeria	Actively Marketed	n/a	Marketable	4.5	9/12	—	—
15	Whale Shark	U.A.E.	Actively Marketed	n/a	Marketable	10.7	9/12	—	—
16	Bonefish	Nigeria	Actively Marketed	n/a	Marketable	1.3	9/12	—	—
17	Kingfish	U.A.E.	Shipyard Upgrade	n/a	Marketable	7.8	9/12	—	—
18	Croaker	Nigeria	Cold Stacked	June 2010	Non-marketable	$3.1	9/12	—	$—
19	Gemfish	Nigeria	Cold Stacked	Jan 2012	Non-marketable	0.7	9/12	—	—
Delta Towing
1	Various assets	n/a	n/a	n/a	n/a	n/a	12/10	12/10	$2.4

(a) Data obtained from our Monthly Rig Fleet Status Report as of November 28, 2012.
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